NO ACT

DC
PC
3-3-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

08041692

Received SEC
MAR 0 3 2008
Washington, DC 20549

March 3, 2008

Sharon L. Burr
Assistant General Counsel
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, VA 23219

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/3/2008

Re: Dominion Resources, Inc.

Dear Ms. Burr:

This is in regard to your letter dated February 29, 2008 concerning the shareholder proposal submitted by the New York City Employees' Retirement System; the New York City Teachers' Retirement System; the New York City Police Pension Fund; the New York City Fire Department Pension Fund; the New York City Board of Education Retirement System; the General Board of Pension and Health Benefits of The United Methodist Church; the Benedictine Sisters of Virginia, Inc.; the Board of Pensions of The Presbyterian Church (USA); and the United Methodist Church Foundation for inclusion in Dominion's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Dominion therefore withdraws its January 10, 2008 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

PROCESSED
MAR 1 0 2008
THOMSON
FINANCIAL

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

cc: Patrick Doherty
Bureau of Asset Management
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

cc, cont.:

Vidette Bullock Mixon
Director, Corporate Relations
General Board of Pension and Health Benefits
of The United Methodist Church
1201 Davis Street
Evanston, IL 60201-4118

Sister Henry Marie Zimmermann, OSB
Treasurer
Benedictine Sisters of Virginia, Inc.
Saint Benedict Monastery
9535 Linton Hall Road
Bristow, VA 20136-1217

Rev. William Somplatsky-Jarman
Associate for Mission Responsibility
Through Investment
The Board of Pensions of The Presbyterian Church (USA)
100 Witherspoon Street
Louisville, KY 40202-1396

Byrd L. Bonner
Executive Director
The United Methodist Church Foundation
P.O. Box 340029
One Music Circle North
Nashville, TN 37203-0029

Sharon L. Burr
Assistant General Counsel

Dominion Resources Services, Inc.
120 Tredegar Street, Richmond, VA 23219

Web Address: www.dom.com

Dominion®

January 10, 2008

VIA OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by The City of New York Office of the Comptroller, The General Board of Pension and Health Benefits of the United Methodist Church, The Benedictine Sisters of Virginia, Inc., The Board of Pensions of the Presbyterian Church (USA) and The United Methodist Church Foundation

Ladies and Gentlemen:

Pursuant to Rule 14-a8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Dominion Resources, Inc. ("Dominion" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Dominion's proxy materials for its 2008 Annual Meeting of Shareholders (the "2008 Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for May 9, 2008.

By copy of this letter, we are advising the Proponents (as defined below) of the Company's intention to exclude the Proposal (as defined below) from the 2008 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed no later than eighty (80) calendar days before the Company files its definitive 2008 Proxy Materials with the Commission. In accordance with Rule 14a-8(j)(2) we are also submitting herewith six additional copies of this letter and the attachments.

The Proposal

The City of New York Office of the Comptroller, The General Board of Pension and Health Benefits of the United Methodist Church, The Benedictine Sisters of Virginia, Inc., The Board of Pensions of the Presbyterian Church (USA) and The United Methodist Church Foundation (collectively, the "Proponents") have each submitted for inclusion in the 2008 Proxy Materials an identical proposal requesting the Company to issue a report on the actions it is taking to work with policymakers to design new incentives that will provide financial returns for the Company to reduce greenhouse emissions by improving the efficiency with which its customers use energy. The Proposal requests that the report be reviewed by a committee of independent directors and provided to shareholders by September 1, 2008 (the "Proposal"). A full copy of the Proposal as submitted by each Proponent is attached as Exhibit A.

Grounds for Exclusion

The Company seeks to omit the Proposal from its 2008 Proxy Materials on the grounds that the Company has substantially implemented the Proposal so as to be excludable under Rule 14a-8(i)(10).

Analysis

A. Rule 14a-8(i)(10) Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. When a company can demonstrate that it has already taken actions to address the shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g. Exxon Mobil Corp.* (available January 24, 2001); *The Gap, Inc.* (available March 8, 1996); *Nordstrom, Inc.* (available February 8, 1995). Moreover, a proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. *See* Exchange Act Release No. 40018 at n. 30 and accompanying text (May 21, 1998); and Exchange Act Release No. 20091, at § II.E.6. (August 16, 1983). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (available March 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address the underlying concerns of the proposal and that the "essential objective" of the proposal has been addressed. *See, e.g., Masco Corp.* (available March 29, 1999). Additionally, the actions which substantially implement a proposal may be undertaken after the company's receipt of the proposal. *E.g. Pacific Enterprises* (available January 12, 1998).

B. Anticipated Action by an Independent Committee of Dominion's Board of Directors

The Proposal requests that a report be provided to shareholder by September 1, 2008 addressing the actions that Dominion is taking to work with policymakers to design new incentives to reduce greenhouse gas emissions by improving the efficiency with which its customers use energy. The Proposal calls for such report to be reviewed by an independent committee of the Company's Board of Directors.

The Company has drafted a report that addresses the Proponents' request, a copy of which is attached as Exhibit B (the "Proposed Report"). On January 8, 2008, the Proposed Report was sent to the Company's Compensation, Governance and Nominating Committee ("CGN Committee"), which is comprised entirely of independent directors, for such Committee's review. The CGN Committee is scheduled to meet on January 24, 2008, when they will be asked to comment on the Proposed Report and ask any questions before the Company releases the Proposed Report to the public. We expect to post the Proposed Report to the Company's website after the CGN Committee's meeting on January 24, 2008, and will supplementally notify the Staff after the CGN Committee's consideration of the Proposed Report and the posting of the Proposed Report.

C. The Proposed Report Substantially Implements the Proposal

The Proposed Report substantially implements the Proposal and, accordingly, the Proposal may be excluded from the 2008 Proxy Materials in reliance on Rule 14a-8(i)(10). As noted above, Commission statements and Staff precedent with respect to Rule 14a-8(i)(10) confirm that the standard for exclusion is that a shareholder proposal be substantially implemented, not fully effected.

In the instant case, the Proposal requests that a report, reviewed by an independent board committee, be provided to shareholders by September, 2008 addressing the actions taken to work with policymakers in designing incentives for the reduction of greenhouse gas emissions by improving the energy efficiency of the Company's customers. The Proposed Report has been drafted and sent to an independent committee of the Board of Directors for their review. The Proposed Report has been prepared at the request of management, to directly address the Proponents' request and, after review by the independent committee of the Board, will be made available to Dominion's shareholders on or before September 1, 2008. Thus, the Proposed Report will implement the "essential objectives" of the Proposal.

D. Supplemental Notification Following Board Action

We submit this no-action request at this time to address the timing requirements of Rule 14a-8. We will supplementally notify the Staff after CGN Committee consideration of the Proposed Report. The Staff has consistently granted no-action relief under Rule 14a-8(i)(10) where a company intends to omit a shareholder proposal on the grounds that the board of directors is expected to take certain actions that will substantially implement the proposal, and then supplement its request for no-action relief by notifying the Staff after that action has been taken by the board of directors. *See*, e.g. *The Dow Chemical Co.* (available February 26, 2007); *Johnson & Johnson* (available February 13, 2006); *General Motors Corp.* (available March 3, 2004); *Intel Corp.* (available March 11, 2003) (each granting no-action relief where the company notified the Staff of its intention to omit a shareholder proposal under Rule 14a-8(i)(10) because the board of directors was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff of the board action).

Conclusion

Based upon the foregoing analysis, we believe that once the Company takes the anticipated action described above, the Proposal will have been substantially implemented by the Proposed Report, and therefore will be excludable under Rule 14a-8(i)(10). Accordingly, we respectfully request that the Staff concur that it will take no action if Dominion excludes the Proposal from its 2008 Proxy Materials in reliance on Rule 14a-8(i)(10).

We would be happy to provide you with any additional information and answer any questions that you have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at 804-819-2171.

Sincerely,

Sharon L. Burr
Assistant General Counsel

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

RECEIVED
NOV 05 2007
By

October 22, 2007

Ms. Patricia A. Wilkerson
Vice President and Corporate Secretary
Dominion Resources, Inc.
120 Tredegar Street
Richmond, VA 23219

Dear Ms. Wilkerson:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from The Bank of New York certifying the funds' ownership, continually for over a year, of shares of Dominion Resources, Inc. common stock are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651 if you have any further questions on this matter.

Very truly yours,

Patrick Doherty
pd:ma
Enclosures

cc

WHEREAS:

In 2007, the Intergovernmental Panel on Climate Change found that that "warming of the climate system is unequivocal" and that man-made greenhouse gas emissions are now believed, with greater than 90 percent certainty, to be the cause.

In October 2007, a group representing the world's 150 scientific and engineering academies including the U.S. National Academy of Sciences issued a report urging governments to lower greenhouse gas emissions by establishing a firm and rising price for such emissions and by doubling energy research budgets to accelerate deployment of cleaner and more efficient technologies.

In October 2006, a report authored by former chief economist of The World Bank, Sir Nicolas Stern, estimated that climate change will cost between 5% and 20% of global domestic product if emissions are not reduced, and that greenhouse gases can be reduced at a cost of approximately 1% of global economic growth. The report also warned that "the investment that takes place in the next 10-20 years will have a profound effect on the climate in the second half of this century and in the next."

U.S. power plants are responsible for nearly 40 percent of the country's carbon dioxide emissions, and 10 percent of global carbon dioxide emissions.

Seventeen U.S. states have established statewide emissions reduction goals and a majority of U.S. states have entered into regional initiatives to reduce emissions. Many states will be auctioning emissions allowances and using the proceeds to fund energy efficiency projects. As of September 2007, the U.S. Senate is considering at least seven proposals calling for a national cap-and-trade system to regulate and reduce greenhouse gas emissions.

In May 2007, Standard and Poors indicated that energy efficiency is likely to emerge as a major part of the solution to climate change and warned that, "utility margins may be affected, if revenues and profits decline along with consumption," unless policies are changed to provide incentives for utilities to reduce consumption of electricity.

In June 2007, Fitch Ratings stated, "until carbon capture becomes economic, [demand-side-management] may be one of the more effective ways to reduce CO2 emissions, particularly if the utility has decoupling mechanisms in its rate design to make it volume-insensitive."

In a July 2007 speech to the National Association of Regulatory Utility Commissioners, Department of Energy Secretary stated that, "There is no doubt that new energy sources must be developed. But there is also a clear and growing recognition of the role that prioritizing energy efficiency must play". He also urged regulators to realign incentives so that utilities are financially rewarded for efforts to reduce electricity consumption.

RESOLVED: Shareholders request a report [reviewed by a board committee of independent directors] on actions the company is taking to work with policymakers to design new incentives that will provide financial returns for the company to reduce greenhouse gas emissions by improving the efficiency with which its customers use energy. The report should be provided by September 1, 2008 at a reasonable cost and omit proprietary information.

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286

The BANK of NEW YORK

October 22, 2007

To Whom It May Concern

Re: Dominion Res. Inc. CUSIP#: 25746U109

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 22, 2006 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Employees' Retirement System 362,656 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286

The BANK of NEW YORK

October 22, 2007

To Whom It May Concern

Re: Dominion Res. Inc. CUSIP#: 25746U109

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 22, 2006 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 325,195 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286

The BANK of NEW YORK

October 22, 2007

To Whom It May Concern

Re: Dominion Res. Inc. CUSIP#: 25746U109

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 22, 2006 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Police Pension Fund.

The New York City Police Pension Fund 149,469 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286

The BANK of NEW YORK

October 22, 2007

To Whom It May Concern

Re: Dominion Res. Inc. CUSIP#: 25746U109

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 22, 2006 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 17,058 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286

The BANK of NEW YORK

October 22, 2007

To Whom It May Concern

Re: Dominion Res. Inc. CUSIP#: 25746U109

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 22, 2006 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 39,282 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

GENERAL BOARD OF PENSION AND HEALTH BENEFITS
OF THE UNITED METHODIST CHURCH

Caring For Those Who Serve
1201 Davis Street
Evanston, Illinois 60201-4118
847-869-4550
www.gbophb.org

RECEIVED
NOV 16 2007
By [signature]
5:30pm

November 15, 2007

Patricia A. Wilkerson
Vice President & Corporate Secretary
Dominion Resources, Inc.
120 Tredegar Street
Richmond, VA 23219

Dear Ms. Wilkerson:

I am writing on behalf of the General Board of Pension and Health Benefits, beneficial owner of 43,268 shares of Dominion Resources stock. I am co-filing the enclosed shareholder proposal with the New York city Employees Retirement System for consideration and action at your 2008 Annual Meeting. In brief, the proposal requests Dominion to report to shareholders on work the company is undertaking with policymakers concerning improving energy efficiency among its customers. Consistent with Regulation 14A-12 of the Securities and Exchange Commission (SEC) Guidelines, please include our proposal in the proxy statement.

In accordance with SEC Regulation 14A-8, the General Board has continuously held Dominion Resources shares totaling at least $2,000 in market value for at least one year prior to the date of this filing. Proof of ownership is enclosed. It is the General Board's intent to maintain ownership of Dominion Resources stock through the date of the 2008 Annual Meeting.

The General Board believes that encouraging energy efficiency is an important cost-effective means of reducing greenhouse gas emissions and protecting our environment. Our company is in a position to positively influence the behaviors of a significant number of consumers on this issue.

If you have any questions concerning this resolution, please contact Millicent Budhai at the New York City employees Retirement System at 212-669-2536 or at mbudha@comptroller.nyc.gov. Specific issues related to the General Board may be director to Dan Nielsen, Manager of Socially Responsible Investing, at 847-866-4592 or daniel_nielsen@gbophb.org.

Thank you in advance for your time and attention.

Sincerely,

[signature]
Vidette Bullock Mixon
Director, Corporate Relations

Enclosures

WHEREAS:

In 2007, the Intergovernmental Panel on Climate Change found that that "warming of the climate system is unequivocal" and that man-made greenhouse gas emissions are now believed, with greater than 90 percent certainty, to be the cause.

In October 2007, a group representing the world's 150 scientific and engineering academies including the U.S. National Academy of Sciences issued a report urging governments to lower greenhouse gas emissions by establishing a firm and rising price for such emissions and by doubling energy research budgets to accelerate deployment of cleaner and more efficient technologies.

In October 2006, a report authored by former chief economist of The World Bank, Sir Nicolas Stern, estimated that climate change will cost between 5% and 20% of global domestic product if emissions are not reduced, and that greenhouse gases can be reduced at a cost of approximately 1% of global economic growth. The report also warned that "the investment that takes place in the next 10-20 years will have a profound effect on the climate in the second half of this century and in the next."

U.S. power plants are responsible for nearly 40 percent of the country's carbon dioxide emissions, and 10 percent of global carbon dioxide emissions.

Seventeen U.S. states have established statewide emissions reduction goals and a majority of U.S. states have entered into regional initiatives to reduce emissions. Many states will be auctioning emissions allowances and using the proceeds to fund energy efficiency projects. As of September 2007, the U.S. Senate is considering at least seven proposals calling for a national cap-and-trade system to regulate and reduce greenhouse gas emissions.

In May 2007, Standard and Poors indicated that energy efficiency is likely to emerge as a major part of the solution to climate change and warned that, "utility margins may be affected, if revenues and profits decline along with consumption," unless policies are changed to provide incentives for utilities to reduce consumption of electricity.

In June 2007, Fitch Ratings stated, "until carbon capture becomes economic, [demand-side management] may be one of the more effective ways to reduce CO2 emissions, particularly if the utility has decoupling mechanisms in its rate design to make it volume-insensitive."

In a July 2007 speech to the National Association of Regulatory Utility Commissioners, Department of Energy Secretary stated that, "There is no doubt that new energy sources must be developed. But there is also a clear and growing recognition of the role that prioritizing energy efficiency must play". He also urged regulators to realign incentives so that utilities are financially rewarded for efforts to reduce electricity consumption.

RESOLVED: Shareholders request a report [reviewed by a board committee of independent directors] on actions the company is taking to work with policymakers to design new incentives that will provide financial returns for the company to reduce greenhouse gas emissions by improving the efficiency with which its customers use energy. The report should be provided by September 1, 2008 at a reasonable cost and omit proprietary information.

BNY MELLON | ASSET SERVICING

One Mellon Center Pittsburgh, Pa 15258

BNY MELLON
ASSET SERVICING

November 15, 2007

Vidette Bullock Mixon
General Board of Pension and Health Benefits
Of the United Methodist Church
1201 Davis Street
Evanston, IL 60201

Dear Ms. Bullock Mixon:

This letter is in response to a request for confirmation that the General Board of Pension and Health Benefits of the United Methodist Church have continuously owned shares of Dominion Resources Inc. stock, since October 31, 2006 and that those shares have continuously maintained a market value of at least $2,000.00.

The security is currently held by Mellon Trust, Master Custodian, for the General Board of Pension and Health Benefits of the United Methodist Church in our nominee name at Depository Trust Company.

Please contact me directly at 412-236-4268 with any questions.

Sincerely,

Jules Selia
Service Delivery Officer
BNY Mellon

Benedictine Sisters of Virginia

Saint Benedict Monastery • 9535 Linton Hall Road • Bristow, Virginia 20136-1217 • (703) 361-0106

November 13, 2007

THOMAS F. FARRELL II
DOMINION RESOURCES, INC.
120 TREDEGAR STREET
RICHMOND, VA 23219

Dear Mr. Farrell,

On behalf the Benedictine Sisters of Virginia, Inc. I write to give notice that pursuant to the 2008 proxy statement of DOMINION RESOURCES, INC. and Rule 14a-8 under the Securities Exchange Act of 1934, the Benedictine Sisters of Virginia, Inc. intends to co-file the attached proposal with the New York City Employees Retirement System (NYC Pension Fund) at the 2008 annual meeting of shareholders. The Benedictine Sisters of Virginia, Inc. is a beneficial owner of 1551 of shares and has held these shares for over one year. In addition, the Benedictine Sisters of Virginia intends to hold the shares through the date on which the Annual Meeting is held.

Millicent Budhai with New York City Employees Retirement System will be our representative regarding this resolution and she can be reached at 212-669-2536.

Sincerely,

Sister Henry Marie Zimmermann, OSB

Sister Henry Marie Zimmermann, OSB
Treasurer - Benedictine Sisters of Virginia, Inc.

WHEREAS:

In 2007, the Intergovernmental Panel on Climate Change found that that "warming of the climate system is unequivocal" and that man-made greenhouse gas emissions are now believed, with greater than 90 percent certainty, to be the cause.

In October 2007, a group representing the world's 150 scientific and engineering academies including the U.S. National Academy of Sciences issued a report urging governments to lower greenhouse gas emissions by establishing a firm and rising price for such emissions and by doubling energy research budgets to accelerate deployment of cleaner and more efficient technologies.

In October 2006, a report authored by former chief economist of The World Bank, Sir Nicolas Stern, estimated that climate change will cost between 5% and 20% of global domestic product if emissions are not reduced, and that greenhouse gases can be reduced at a cost of approximately 1% of global economic growth. The report also warned that "the investment that takes place in the next 10-20 years will have a profound effect on the climate in the second half of this century and in the next."

U.S. power plants are responsible for nearly 40 percent of the country's carbon dioxide emissions, and 10 percent of global carbon dioxide emissions.

Seventeen U.S. states have established statewide emissions reduction goals and a majority of U.S. states have entered into regional initiatives to reduce emissions. Many states will be auctioning emissions allowances and using the proceeds to fund energy efficiency projects. As of September 2007, the U.S. Senate is considering at least seven proposals calling for a national cap-and-trade system to regulate and reduce greenhouse gas emissions.

In May 2007, Standard and Poors indicated that energy efficiency is likely to emerge as a major part of the solution to climate change and warned that, "utility margins may be affected, if revenues and profits decline along with consumption," unless policies are changed to provide incentives for utilities to reduce consumption of electricity.

In June 2007, Fitch Ratings stated, "until carbon capture becomes economic, [demand-side-management] may be one of the more effective ways to reduce CO2 emissions, particularly if the utility has decoupling mechanisms in its rate design to make it volume-insensitive."

In a July 2007 speech to the National Association of Regulatory Utility Commissioners, Department of Energy Secretary stated that, "There is no doubt that new energy sources must be developed. But there is also a clear and growing recognition of the role that prioritizing energy efficiency must play". He also urged regulators to realign incentives so that utilities are financially rewarded for efforts to reduce electricity consumption.

RESOLVED: Shareholders request a report [reviewed by a board committee of independent directors] on actions the company is taking to work with policymakers to design new incentives that will provide financial returns for the company to reduce greenhouse gas emissions by improving the efficiency with which its customers use energy. The report should be provided by September 1, 2008 at a reasonable cost and omit proprietary information.

GENERAL ASSEMBLY COUNCIL
PEACE AND JUSTICE

PRESBYTERIAN CHURCH (U.S.A.)

VIA OVERNIGHT DELIVERY

RECEIVED
NOV 16 2007
By

November 15, 2007

Ms. Patricia A. Wilkerson
Vice President and Corporate Secretary
Dominion Resources, Inc.
120 Tredegar Street
Richmond, VA 23219

RE: SHAREHOLDER PROPOSAL ON CLIMATE CHANGE

Dear Ms. Wilkerson:

The Presbyterian Church (USA) is a major Protestant denomination with nearly 2.3 million members. Our General Assembly believes its investments should promote its mission goals, and reflect its ethical values. These goals include social and economic justice, securing the rights of women and environmental responsibility. The Committee on Mission Responsibility Through Investment (MRTI) was created over thirty years ago to implement this policy. We have encouraged corporations to address climate change through a variety of policies and measures, and to keep shareholders abreast of these actions.

The Board of Pensions of The Presbyterian Church (USA) is the beneficial owner of 38 shares of Dominion Resources common stock. The enclosed shareholder proposal for consideration and action at your 2006 Annual Meeting has been filed by the New York City Comptroller's Office on behalf of New York City Employees Retirement funds. In brief, the proposal requests Dominion Resources to provide a report on actions to address global climate change by energy efficiency measures. The Board of Pensions of The Presbyterian Church (USA) would like to co-file the resolution.

In accordance with SEC Regulation 14A-8 of the Securities and Exchange Commission Guidelines, the Board of Pensions has continuously held the 38 shares of Dominion Resources for at least one year prior to the date of this filing. Proof of ownership Mellon Bank, the master custodian, to this effect will be forwarded separately. It is the Board's intent to maintain ownership of Dominion Resources stock through the date of the 2008 Annual Meeting.

As a major company in the electric and gas power business, Dominion Resources should be an industry leader in creative ways to address global climate change, and in reporting to its shareholders. We hope you will respond positively to this proposal, and you can be assured that the proponents are ready to work with you or members of your staff regarding the issues it raises.

Sincerely,

William Somplatsky-Jarman

Rev. William Somplatsky-Jarman
Associate for Mission Responsibility Through Investment

Enclosures: Shareholder Proposal on Climate Change

Cc: Ms. Carol Hylkema, Chairperson
Committee on Mission Responsibility Through Investment
Ms. Bernice McIntyre, Vice Chairperson
Committee on Mission Responsibility Through Investment
Mr. H. Carson Rhyne, Jr., General Presbyter
Presbytery of The James
Mr. Ken Sylvester
New York City Comptroller's Office
Ms. Leslie Lowe, Esq.
Interfaith Center on Corporate Responsibility

WHEREAS:

In 2007, the Intergovernmental Panel on Climate Change found that "warming of the climate system is unequivocal" and that man-made greenhouse gas emissions are now believed, with greater than 90 percent certainty, to be the cause.

In October 2007, a group representing the world's 150 scientific and engineering academies including the U.S. National Academy of Sciences issued a report urging governments to lower greenhouse gas emissions by establishing a firm and rising price for such emissions and by doubling energy research budgets to accelerate deployment of cleaner and more efficient technologies.

In October 2006, a report authored by former chief economist of The World Bank, Sir Nicolas Stern, estimated that climate change will cost between 5% and 20% of global domestic product if emissions are not reduced, and that greenhouse gases can be reduced at a cost of approximately 1% of global economic growth. The report also warned that "the investment that takes place in the next 10-20 years will have a profound effect on the climate in the second half of this century and in the next."

U.S. power plants are responsible for nearly 40 percent of the country's carbon dioxide emissions, and 10 percent of global carbon dioxide emissions.

Seventeen U.S. states have established statewide emissions reduction goals and a majority of U.S. states have entered into regional initiatives to reduce emissions. Many states will be auctioning emissions allowances and using the proceeds to fund energy efficiency projects. As of September 2007, the U.S. Senate is considering at least seven proposals calling for a national cap-and-trade system to regulate and reduce greenhouse gas emissions.

In May 2007, Standard and Poor's indicated that energy efficiency is likely to emerge as a major part of the solution to climate change and warned that, "utility margins may be affected, if revenues and profits decline along with consumption," unless policies are changed to provide incentives for utilities to reduce consumption of electricity.

In June 2007, Fitch Ratings stated, "until carbon capture becomes economic, [demand-side-management] may be one of the more effective ways to reduce CO2 emissions, particularly if the utility has decoupling mechanisms in its rate design to make it volume-insensitive."

In a July 2007 speech to the National Association of Regulatory Utility Commissioners, Department of Energy Secretary stated that, "There is no doubt that new energy sources must be developed. But there is also a clear and growing recognition of the role that prioritizing energy efficiency must play". He also urged regulators to realign incentives so that utilities are financially rewarded for efforts to reduce electricity consumption.

RESOLVED: Shareholders request a report [reviewed by a board committee of independent directors] on actions the company is taking to work with policymakers to design new incentives that will provide financial returns for the company to reduce greenhouse gas emissions by improving the efficiency with which its customers use energy. The report should be provided by September 1, 2008 at a reasonable cost and omit proprietary information.

The United Methodist Church
FOUNDATION

P.O. Box 340029
One Music Circle North
Nashville, TN 37203-0029
www.umcfoundation.org
Byrd L. Bonner, Executive Director
BBonner@umcfoundation.org
Direct line: (615) 308-9178

November 16, 2007

THOMAS F. FARRELL II
DOMINION RESOURCES, INC.
120 TREDEGAR STREET
RICHMOND, VA 23219

Dear Mr. Farrell,

On behalf the United Methodist Church Foundation, I write to give notice that pursuant to the 2008 proxy statement of DOMINION RESOURCES, INC. and Rule 14a-8 under the Securities Exchange Act of 1934, the United Methodist Church Foundation intends to co-file the attached proposal with the New York City Employees Retirement System (NYC Pension Fund) at the 2008 annual meeting of shareholders. The United Methodist Church Foundation is a beneficial owner of 322 shares and has held these shares for over one year. In addition, the United Methodist Church Foundation intends to hold the shares through the date on which the Annual Meeting is held. Confirmation of ownership of such shares with date of purchase and value is attached hereto and incorporated herein as if copied verbatim.

Millicent Budhai with New York City Employees Retirement System will be a representative regarding this resolution and she can be reached at 212-669-2536. In addition, I can be reached at the number above.

Sincerely,

Byrd L. Bonner

Byrd L. Bonner
Executive Director

Dominion Resources, Inc.
Shareholder Resolution
Greenhouse Gas Emission Reduction Reporting

WHEREAS: In 2007, the Intergovernmental Panel on Climate Change found that that "warming of the climate system is unequivocal" and that man-made greenhouse gas emissions are now believed, with greater than 90 percent certainty, to be the cause.

In October 2007, a group representing the world's 150 scientific and engineering academies including the U.S. National Academy of Sciences issued a report urging governments to lower greenhouse gas emissions by establishing a firm and rising price for such emissions and by doubling energy research budgets to accelerate deployment of cleaner and more efficient technologies.

In October 2006, a report authored by former chief economist of The World Bank, Sir Nicolas Stern, estimated that climate change will cost between 5% and 20% of global domestic product if emissions are not reduced, and that greenhouse gases can be reduced at a cost of approximately 1% of global economic growth. The report also warned that "the investment that takes place in the next 10-20 years will have a profound effect on the climate in the second half of this century and in the next."

U.S. power plants are responsible for nearly 40 percent of the country's carbon dioxide emissions, and 10 percent of global carbon dioxide emissions.

Seventeen U.S. states have established statewide emissions reduction goals and a majority of U.S. states have entered into regional initiatives to reduce emissions. Many states will be auctioning emissions allowances and using the proceeds to fund energy efficiency projects. As of September 2007, the U.S. Senate is considering at least seven proposals calling for a national cap-and-trade system to regulate and reduce greenhouse gas emissions.

In May 2007, Standard and Poors indicated that energy efficiency is likely to emerge as a major part of the solution to climate change and warned that, "utility margins may be affected, if revenues and profits decline along with consumption," unless policies are changed to provide incentives for utilities to reduce consumption of electricity.

In June 2007, Fitch Ratings stated, "until carbon capture becomes economic, [demand-side-management] may be one of the more effective ways to reduce CO_2 emissions, particularly if the utility has decoupling mechanisms in its rate design to make it volume-insensitive."

In a July 2007, speech to the National Association of Regulatory Utility Commissioners, Department of Energy Secretary stated that, "There is no doubt that new energy sources must be developed. But there is also a clear and growing recognition of the role that prioritizing energy efficiency must play". He also urged regulators to realign incentives so that utilities are financially rewarded for efforts to reduce electricity consumption.

RESOLVED: Shareholders request a report [reviewed by a board committee of independent directors] on actions the company is taking to work with policymakers to design new incentives that will provide financial returns for the company to reduce greenhouse gas emissions by improving the efficiency with which its customers use energy. The report should be provided by September 1, 2008 at a reasonable cost and omit proprietary information.

UNREALIZED GAIN/LOSS DETAILS AS OF [illegible] [illegible] SMITH BARNEY
UNITED METHODIST [illegible] ACCOUNT NUMBER: [illegible]

Please note, this material is being prepared for informational purposes only and should not be used for tax preparation without the assistance of your tax advisor. Page 1

Amount	Description	Date Acquired	Cost/ Adjusted Cost	Share Cost/ Adj Share Cost	Current Share Price	Current Value	Unrealized G/L Original/Adjusted	Ordinary Income/ Capital Gain/(Loss)
200	DOMINION RESOURCES INC VA NEW	12/15/00	12,300.00	61.500	90.450	18,090.00	5,790.00 LT 5,790.00	.00
122		03/03/06	9,068.26	74.330	90.450	11,034.90	1,966.64 LT 1,966.64	.00
322		TOTAL	21,368.26	66.361		29,124.90	7,756.64	.00 7,756.64

The above summary/prices/statistics have been obtained from sources believed reliable but are not necessarily complete and cannot be guaranteed. Only those securities that are tracked by our Gain/Loss system appear on this summary. Money funds, cash, direct investments, insurance/annuities, and commodity funds are not included. This information is being provided at your request and does not replace or supersede your monthly customer statement. Market values are calculated as of the close of business and are subject to daily market fluctuation. Gain/loss statement allocates trades using FIFO(first in-first out)method. Day traders should therefore, not rely on this for the day trading results.

Introduction

This report outlines Dominion's integrated strategy to meet the growing energy needs of our customers in an environmentally responsible, reliable and cost-effective manner. This includes working with policymakers to design new incentives to reduce greenhouse gas emissions by improving the efficiency with which Dominion and our customers use energy, and for building low-carbon and non-emitting generation facilities as well as those whose carbon emissions can be captured and sequestered.

To meet our customers' needs, it will be necessary to rely on a variety of tools and each tool is an integral part of our approach. Conservation, renewable generation development, the construction of other generating capacity and supplemental infrastructure improvements will help maintain fuel diversity on our system while meeting our customers' needs in an environmentally responsible manner. Figure 1 shows Dominion's generation fleet.

Figure 1
Generation Portfolio


Generation Portfolio (Major Dominion Operations)
Existing Generation Stations
Coal
Hydro
Natural Gas
Nuclear
Oil / Gas Capacity at Plant
Wood
Planned or Under Construction
NED Power (Wind)

Dominion is one of the nation's most-efficient power producers. Improvements in the efficiency at Dominion's four nuclear power stations have resulted in added output equivalent to building an additional nuclear unit.

According to the Natural Resources Defense Council, Dominion is in the best third of all U.S. electric utilities in minimizing carbon intensity. This is a result of Dominion's diverse fuel mix, an important part of the company's integrated strategy now and going forward. Figure 2 shows Dominion's fuel diversity based on 2006 production in MWh. Dominion's plans for additional generation – including a new 1,500 MW nuclear unit at our North Anna Power Station in Virginia – are expected to further minimize the company's carbon intensity.

Figure 2
Dominion Fuel Diversity
(MWh Production)


1%
3%
43%
46%
7%
Nuclear
Natural Gas
Coal
Hydro
Oil

Dominion's Climate Change Initiative

On August 13, 2006, Dominion announced the creation of a new Climate Change Initiative to determine if there are business opportunities for Dominion in light of increasing demand for ways to reduce greenhouse emissions from fossil-fueled power stations and other sources. Jay L. Johnson, CEO of Dominion Virginia Power, heads this initiative.

Dominion's Integrated Strategy

Dominion's ongoing objective is to provide reliable, affordable energy for our customers while being environmentally responsible.

Our integrated strategy to meet this objective consists of four major tools:

- Conservation and efficiency;
- Renewable generation development;
- Other generation development to maintain our fuel diversity, including clean coal, advanced nuclear energy, and natural gas; and
- Improvements in other energy infrastructure.

Conservation

Conservation is one of the company's top priorities. Conservation can and must play a critical role in meeting the growing demand for electricity.

Dominion has a long history of promoting efficient use of energy by its customers. The company regularly works to educate customers on the benefits of energy conservation and how they can take steps to do so. It also has a number of programs in place for industrial, commercial and residential customers that provide incentives for reducing energy consumption and shifting electricity use to off-peak hours. Helpful energy conservation information can be found on our website at http://www.dom.com, key word: conservation.

In the fall of 2007, Dominion initiated a new program to promote energy efficient lighting by partnering with retailer Home Depot to provide discounts on the purchase of compact fluorescent light bulbs (CFLs) for our customers. The initial goal was to promote the sale of 1.4 million CFLs by the end of 2009. The program is greatly exceeding expectations, with more than 500,000 energy-saving bulbs sold in just the first three months, and the company has raised the target to 2.25 million CFLs. If all 2.25 million bulbs are sold and replace traditional 60-watt incandescent bulbs, it is expected that they will result in the avoidance of more than 680,000 tons of carbon dioxide because of reduced demand for electricity.

As previously noted, Dominion has a low carbon emissions rate (amount of carbon per megawatt-hour produced) when compared with other electric energy providers. However, our generation portfolio does emit carbon dioxide. In turn, when our customers use energy more efficiently and their electricity consumption goes down, carbon dioxide emissions are reduced. For example, our average carbon dioxide emissions rate is 0.559 tons per net megawatt-hour. So, if an average residential customer (15 megawatt-hours per year) reduces his or her energy use by 10 percent, then the amount of carbon dioxide produced would be reduced by 0.8 tons or 1,600 pounds per year. This is just one example of how energy conservation can help minimize environmental impact.

In addition, as a result of the Virginia re-regulation legislation (House Bill 3068/Senate Bill 1416) that was enacted in 2007 and supported by Dominion, we have been working with the Virginia State Corporation Commission (SCC) staff and stakeholders around the Commonwealth to develop an energy conservation plan for Virginia. This legislation includes incentives for renewable energy and certain other forms of new electric generation facilities, as well as energy conservation. The legislation specified that each utility may seek rate adjustment clauses to recover costs of providing incentives for the utility to design and operate fair and effective demand-management, conservation, energy efficiency, and load-management programs.

With regard to conservation, the 2007 re-regulation legislation further stated:

> *The Commonwealth shall have a stated goal of reducing the consumption of electric energy by retail customers through the implementation of such programs by the year 2022 by an amount equal to ten percent of the amount of electric energy consumed by retail customers in 2006. The State Corporation Commission shall conduct a proceeding to (i) determine whether the ten percent electric energy consumption reduction goal can be achieved cost-effectively through the operation of such programs, and if not, determine the appropriate goal for the year 2022 relative to base year of 2006, (ii) identify the mix of programs that should be implemented in the Commonwealth to cost-effectively achieve the defined electric energy consumption reduction goal by 2022, including but not limited to demand side management, conservation, energy efficiency, load*

> *management, real-time pricing, and consumer education, (iii) develop a plan for the development and implementation of recommended programs, with incentives and alternative means of compliance to achieve such goals, (iv) determine the entity or entities that could most efficiently deploy and administer various elements of the plan, and (v) estimate the cost of attaining the energy consumption reduction goal.*

Dominion is committed to helping its customers meet the ten percent conservation goal set forth in the 2007 re-regulation legislation. The 2007 re-regulation legislation provided an important framework for incentives to accomplish this important objective.

To help meet the Commonwealth's conservation goal, Dominion announced plans in September 2007 for a series of pilot programs focused on energy conservation and demand response to further help our customers reduce energy consumption and save money. Given the varying attitudes and views that consumers have, the pilots are designed to provide valuable information about which programs are likely to gain the most acceptance among Dominion customers and prove to be the most effective at conserving energy. These pilot projects include:

- Enrolling a total of 4,000 residential customers in four different energy-saving pilots. The pilots are designed to control air-conditioning during peak-demand times, inform consumers about their real-time energy consumption patterns, install programmable thermostats that allow customers to control their use of electricity, and to educate customers about the value of reducing energy use during peak-demand times.

- Providing free energy audits and energy efficiency kits to 250 existing residential customers and 50 small-commercial customers. In addition, 250 new homes will receive energy efficiency welcome kits that include CFLs.

- Providing incentives to large commercial, industrial and other non-residential customers to reduce load during periods of peak demand by using their generators to produce up to 100 megawatts of electricity. That is enough electricity to power as many as 25,000 residences. This would be in addition to existing Dominion tariff-based options in which large commercial and industrial customers already reduce demand by 275 megawatts during peak demand periods.

Renewable Energy

Renewable energy is an important component of a diverse and reliable energy mix. Dominion is committed to meeting Virginia's goal of 12 percent renewable power by 2022 and North Carolina's renewable portfolio standard of 12.5 percent by 2021.

We are actively assessing development opportunities in our service territories for all renewable technologies. On November 29, 2007, the company issued a request for proposals (RFP) for renewable energy projects in Virginia, North Carolina or elsewhere in the PJM Interconnect region. The RFP seeks the purchase of renewable energy generation projects in development or early construction, as well as renewable energy credits.

Within our regulated system, Dominion Virginia Power currently provides approximately two percent of its generation from renewable sources.

- Run-of-river hydro provides 327 megawatts of renewable power.
- We use wood waste at two of our generating stations:
    - Pittsylvania Power Station provides 80 megawatts of power from biomass.
    - Altavista Power Station is co-fired with 10 percent biomass and produces a total of 63 megawatts of renewable power.

We also anticipate using up to 20 percent biomass (wood waste) at the proposed Virginia City Hybrid Energy Center.

In addition, Dominion is a 50 percent owner of wind energy facility under construction in Grant County, West Virginia. When completed, Dominion's share of this project will produce 132 megawatts of renewable energy.

Other Infrastructure Improvements

Dominion plans to invest approximately $2.27 billion in improving the capabilities and reliability of its electric transmission and distribution system. These enhancements are primarily aimed at meeting the company's continued goal of providing the most-reliable service possible. An additional benefit will be in providing additional capacity to efficiently deliver electricity from the renewable projects now being developed or will be developed in the future.

Dominion's Environmental Record

Dominion's objective is to provide reliable, affordable energy in an environmentally responsible manner. Dominion is proud of its record of environmental stewardship.

We have taken measures to minimize emissions from our existing fleet of generating facilities.

- By 2015, the company expects to spend $3.4 billion on air quality improvement projects at facilities company wide.

- Dominion has received praise for being one of the few major utilities to seek an advance agreement with the U.S. Environmental Protection Agency rather than fight New Source Review requirements. As a result, the company has spent or is spending $1.7 billion on air quality improvements and is well ahead of many of its peers in this work.

- To meet the Clean Air Interstate Rule and the Clean Air Mercury Rule, Dominion has spent $1.3 billion.

To illustrate the payoff from these investments in our Dominion Virginia Power system, emissions from our current generation fleet will decrease significantly from 1998 to 2015. As Figure 3 shows, NOx emissions will decrease by 74 percent, SO_2 emissions will decrease by 80 percent and mercury emissions will decrease by 86 percent.

Figure 3
Emission Reductions at Dominion Virginia Power Facilities: 1998-2015


percent
20
0
-20
-40
-60
-80
-100
1998
2000
2002
2004
2010
2015
-74%
-80%
-86%
SO_2
NOx
Mercury

Additionally, our capital expenditures in New England will dramatically reduce emissions by 2015. As Figure 4 illustrates, NOx emissions will decrease by 77 percent, SO_2 emissions will decrease by 84 percent and mercury emissions will decrease by 86 percent.

Figure 4
Emission Reductions at Dominion New England Power Facilities: 1998-2015


percent
0
-20
-40
-60
-80
-100
Dominion begins ownership of DNE 1/1/05
1998
2005
2008
2011
2012
2015
-77%
-84%
-86%
SO_2
NOx
Mercury

Dominion is very proud of its work on reducing these pollutants. Discussions about air quality have increasingly focused more on the issue of climate change and less on criteria pollutants.

The integrated strategy described in this report will help Dominion address the challenges presented by climate change while meeting our customers' needs.

Dominion Supports Federal Climate Change Legislation

Dominion supports federal legislation to address the global problem of climate change that:

- Regulates greenhouse gas emissions economy-wide,
- Establishes a system of tradable allowances,
- Slows the growth of greenhouse gas (GHG) emissions in the near term and reduces GHG emissions in the long term,
- Sets a realistic baseline year and schedule of compliance,
- Promotes technology development, and
- Includes a "safety valve" to protect consumers from dramatic and potentially ruinous rate increases.

Dominion has supported the Bingaman/Specter bill as the current legislation that best embodies these principles. This legislation has a wide range of supporters including labor (AFL-CIO, IBEW, UAW); utility companies (Allegheny, Duke, Exelon); and wildlife/conservation groups (Trout Unlimited, Ducks Unlimited, Association of Fish and Wildlife Agencies).

Furthermore, we are actively pursuing research on carbon capture, transport and storage technologies.

Dominion is gaining hands-on experience with technologies related to carbon capture. In October 2007, Dominion announced that it will host a large-scale coal gasification test facility and research center at our Brayton Point Power Station in Massachusetts. The test facility owned by GreatPoint Energy will convert coal, petroleum coke and biomass into pipeline-quality natural gas and a separate stream of sequestration-ready carbon dioxide. The process also captures mercury, sulfur and other pollutants.

Dominion is also one of the leading gas transport companies in the world and can apply this experience to the transportation of carbon dioxide from capture to storage.

Successful commercial application of carbon storage on a utility scale is a critical part of our energy future.

With regard to carbon storage, Dominion is a major sponsor of research being conducted by Virginia Tech on carbon storage in unmineable coal seams. Some of the most promising potential sites for carbon storage are in the Virginia coalfield region near the location of this project. This proximity would substantially simplify the process of carbon transport and would enable effective carbon storage.

On November 3, 2007, Dominion announced it would contribute $500,000 to the Virginia Center for Coal and Energy Research at Virginia Tech. This contribution is to support a planned full-scale carbon storage demonstration project, to be located near the project site in adjacent Russell County.

Our financial support makes it possible for Virginia Tech to qualify for substantial funding from the U.S. Department of Energy.

Summary

Dominion has an integrated strategy to meet its customers' needs for affordable and reliable electricity while protecting the environment. The four prongs of this strategy are conservation, renewable energy, other generation development and improvements in other energy infrastructure. Virginia's 2007 electric utility re-regulation legislation provides important incentives for conservation, renewable energy, and development of certain baseload generation. Dominion will continue to work with policymakers at the state and federal level to encourage incentive-based policies to promote these important energy priorities.

Sharon L. Burr
Assistant General Counsel

Dominion Resources Services, Inc.
120 Tredegar Street, Richmond, VA 23219

Web Address: www.dom.com

Dominion®

February 29, 2008

VIA OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Dominion Resources, Inc.'s withdrawal of its January 10, 2008 Request to Omit Shareholder Proposal Submitted by The City of New York Office of the Comptroller, The General Board of Pension and Health Benefits of the United Methodist Church, The Benedictine Sisters of Virginia, Inc., The Board of Pensions of the Presbyterian Church (USA) and The United Methodist Church Foundation (the "Proponents")

Ladies and Gentlemen:

On January 10, 2008, Dominion Resources, Inc. ('Dominion") submitted a request for a no-action letter in connection with a proposal submitted by the Proponents, as identified above. Each of the Proponents submitted an identical request for Dominion to issue a report on the actions it was taking to work with policymakers to design new incentives that will provide financial returns for Dominion to reduce greenhouse emissions by improving the efficiency with which its customers use energy (the "Proposal").

Dominion has prepared the requested report, has shared a draft of such report with the Proponents and has agreed to post the final version of the report on its website. Accordingly, on February 27, 2008, Dominion was in receipt of faxed letters from each of the Proponents, by which the Proponents voluntarily withdrew the Proposal. A copy of each of these letters is attached as Exhibit A. In reliance on these letters, Dominion hereby respectfully withdrawals its January 10, 2008 request for no-action relief related to the Proposal.

If you have any questions or need any further information, please call me at (804) 819-2171.

Sincerely,

Sharon L. Burr
Assistant General Counsel

cc: Carter M. Reid
Karen W. Doggett

The City of New York Office of the Comptroller
The General Board of Pension and Health Benefits of the United Methodist Church
The Benedictine Sisters of Virginia, Inc.
The Board of Pensions of the Presbyterian Church (USA)
The United Methodist Church Foundation

EXHIBIT A

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

February 13, 2008

Dear Mr. Reid :

On the basis of the commitments contained in your recent correspondence with our office concerning the preparation of a report on the company's response to climate change issues, on behalf of the New York City Employees Retirement System, the New York City Teachers Retirement System, the New York City Police Pension Fund , the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System, I hereby withdraw the resolution on climate change that our office submitted to your corporation on behalf of those funds.

Sincerely,

Patrick Doherty
Bureau of Asset Management

GENERAL BOARD OF PENSION AND HEALTH BENEFITS
OF THE UNITED METHODIST CHURCH

Caring For Those Who Serve

1201 Davis Street
Evanston, Illinois 60201-4118
1-800-851-2201
www.gbophb.org

VIA E-MAIL

February 20, 2008

Carter M. Reid
Vice President – Governance and Corporate Secretary
Dominion Resources
120 Tredegar Street
Richmond, VA 23219

RE: Shareholder Proposal Regarding Energy Efficiency

Dear Ms. Reid:

The General Board is in receipt of your January 9, 2008 letter to Pat Doherty, New York City Office of the Comptroller, that included a draft version of the report requested in the shareholder proposal concerning energy efficiency that was submitted to Dominion last fall for inclusion in the company's 2008 proxy statement. We are also in receipt of your February 12 letter to Mr. Doherty that details the changes to the draft report that Dominion has agreed to make in response to suggestions made by Mr. Doherty.

Based on Dominion's willingness to produce the requested report and its responsiveness to feedback from Mr. Doherty, the General Board has decided to withdraw the shareholder proposal from consideration at the 2008 annual meeting.

Thank you for agreeing to disclose more information on this important issue so that all of Dominion's stakeholders, including investors, customers, local community members, and employees can gain a better understanding of Dominion's related positions, policies, and actions. The General Board looks forward to reading the final report when it is made available this spring.

Sincerely,

Vidette Bullock Mixon

Vidette Bullock Mixon
Director, Corporate Relations

Cc: Karen Doggett
Dominion Resources

Benedictine Sisters of Virginia

Saint Benedict Monastery • 9535 Linton Hall Road • Bristow, Virginia 20136-1217 • (703) 361-0106

RECEIVED
FEB 26 2008
By______

February 22, 2008

Carter M. Reid
Dominion Resources Services, Inc.
120 Tredegar Street,
Richmond, Virginia 23219

Dear Mr. Reid:

This letter is to confirm the withdrawal of the shareholder proposal by the Benedictine Sisters of Virginia, Inc. who co-filed with the New York City Employees Retirement System (NYC Pension Fund).

Thanks for the agreement to make changes and improve the effects of emissions.

Sincerely,

Sister Henry Marie Zimmermann, OSB

Sister Henry Marie Zimmermann, OSB
Treasurer

GENERAL ASSEMBLY COUNCIL
PEACE AND JUSTICE

PRESBYTERIAN CHURCH (U.S.A.)

February 26, 2008

Ms. Carter M. Reid
Vice President and Corporate Secretary
Dominion Resources, Inc.
120 Tredegar Street
Richmond, VA 23219

Dear Ms. Reid:

In light of the agreement reached with the New York City Comptroller's Office, the primary filer, I am writing to withdraw from consideration, at the 2008 annual meeting, the resolution on climate change.

Thank you for your cooperation, and we look forward to seeing the final report.

Sincerely yours,

William Somplatsky-Jarman
ams

Rev. William Somplatsky-Jarman
Associate for Mission Responsibility
Through Investment

WSJ/ams

100 Witherspoon Street · Louisville, KY · 40202-1396 · 502-569-5809 · FAX 502-569-8116
Toll-free: 888-728-7228 ext. 5809 · Toll-free fax: 800-392-5788

The United Methodist Church
FOUNDATION

P.O. Box 340029
One Music Circle North
Nashville, TN 37203-0029
www.umcfoundation.org
Byrd L. Bonner, Executive Director
BBonner@umcfoundation.org
Direct line: (615) 308-9178

February 27, 2008

CARTER M. REID
DOMINION RESOURCES, INC.
120 TREDEGAR STREET
RICHMOND, VA 23219

VIA FAX: 804-819-2232
Transmission: This page only.

Dear Mr. Reid,

On the basis of the withdrawal of the current shareholder resolution by our lead filer, the Office of the Comptroller of the City of New York, which is based on the commitments contained in your recent correspondence with all co-filers concerning the preparation of a report on the company's response to climate change issues, I hereby withdraw the resolution on climate change and greenhouse gas emission reduction that I submitted to your corporation on behalf of the United Methodist Church Foundation. In addition, I can be reached at the number above.

Sincerely,

Byrd L. Bonner
Executive Director

END